UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Gensym Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    37245R107
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
       (Name, address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 10, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 37245R107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                               (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          7  SOLE VOTING POWER
SHARES                11,498 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              13,428 Shares of Common stock
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             11,498 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      13,428 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,926  Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.32%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA

                                  SCHEDULE 13D

CUSIP NO. 37245R107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                               (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED         [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF          7  SOLE VOTING POWER
SHARES                231,036 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              -----
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             231,036 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         231,036 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.92%

14  TYPE OF REPORTING PERSON*
         PN, BD

                                  SCHEDULE 13D

CUSIP NO. 37245R107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                               (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF          7  SOLE VOTING POWER
SHARES                56,000 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              --------
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             56,000 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,000 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.71%

14  TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 37245R107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage B Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                               (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF          7  SOLE VOTING POWER
SHARES                69,549 Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              --------
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             69,549 Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         69,549 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.88%

14  TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 37245R107

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Offshore B Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                               (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF          7  SOLE VOTING POWER
SHARES                20,503  Shares of Common stock
BENEFICIALLY       8  SHARED VOTING POWER
OWNED BY              --------
EACH               9  SOLE DISPOSITIVE POWER
REPORTING             20,503  Shares of Common stock
PERSON WITH       10  SHARED DISPOSITIVE POWER
                      -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,503 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]
    CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.26%

14  TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

         The title and class of equity security to which this Statement relates is the common stock, 0.01 par value per share (the "Common Stock"), of Gensym Corp. The address of the Issuer's principal executive offices is 52 2nd Avenue, Burlington, MA 01803.

Item 2.  Identity and Background.
------   -----------------------

         Loeb Arbitrage Fund ("LAF"), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP ("LAFB") is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC"), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman
N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") and Loeb Offshore B Fund Ltd. ("LOFB") are each a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.
------   ------------------------------------------------

         Shares of Common Stock were acquired by LAF, LPC**, LOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.
------   ----------------------

         LAF, LPC**, LOF, LAFB and LOFB ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

         Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                 (a) The persons reporting hereby owned the following shares of Common Stock as of September 10, 2007.

                                       Shares of Common Stock
                                       ----------------------

Loeb Arbitrage Fund                         231,036
Loeb Partners Corporation**                  24,926
Loeb Offshore Fund Ltd.                      56,000
Loeb Arbitrage B Fund LP                     69,549
Loeb Offshore B Fund Ltd.                    20,503
                                       ------------
                                            402,014

The total shares of Common Stock constitute 5.08% of the 7,923,000 outstanding shares of Common Stock as reported by the issuer.
--------------------------------------------------------------------------------
**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

     (b)  See paragraph (a) above.

     (c) The following purchases of Common Stock have been made in the last 60 days:

                                   Purchases of Common Stock
                                   -------------------------
Holder                            Date     Shares      Average Price
Loeb Partners Corp.**         08-14-07       2975              $2.26
                              08-15-07       3986               2.26
                              08-17-07       2770               2.25
                              08-20-07       1782               2.26
                              08-20-07       2244               2.26
                              08-21-07        720               2.26
                              08-28-07       3601               2.27
                              08-29-07        970               2.26
                              08-30-07       1512               2.27
                              08-31-07        174               2.27
                              09-07-07       4036               2.28
                              09-10-07        156               2.27

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund           08-14-07      28375              $2.26
                              08-15-07      38023               2.26
                              08-17-07      18739               2.28
                              08-17-07      29130               2.25
                              08-20-07      23595               2.26
                              08-21-07       7574               2.26
                              08-28-07      37868               2.27
                              08-29-07      10194               2.26
                              08-30-07      15194               2.27
                              08-31-07       1743               2.27
                              09-07-07      19166               2.28
                              09-10-07       1435               2.27




Holder                            Date     Shares      Average Price
Loeb Offshore Fund            08-14-07       7650              $2.26
                              08-15-07      10251               2.26
                              08-17-07       7105               2.25
                              08-20-07       4571               2.26
                              08-20-07       5755               2.26
                              08-21-07       1847               2.26
                              08-28-07       9237               2.27
                              08-29-07       2487               2.26
                              08-30-07       3705               2.27
                              08-31-07        425               2.27
                              09-07-07       2619               2.28
                              09-10-07        348               2.27



Holder                            Date     Shares      Average Price
Loeb Arbitrage B  Fund        08-14-07       8580              $2.26
LP                            08-15-07      11497               2.26
                              08-17-07       8485               2.25
                              08-20-07       6873               2.26
                              08-20-07       5459               2.26
                              08-21-07       2206               2.26
                              08-28-07      11031               2.27
                              08-29-07       2970               2.26
                              08-30-07       4427               2.27
                              08-31-07        508               2.27
                              09-07-07       7080               2.28
                              09-10-07        433               2.27



Holder                            Date     Shares      Average Price
Loeb Offshore B Fund          08-14-07       2420              $2.26
Ltd.                          08-15-07       3243               2.26
                              08-17-07       2510               2.25
                              08-20-07       1615               2.26
                              08-20-07       2033               2.26
                              08-21-07        653               2.26
                              08-28-07       3263               2.27
                              08-29-07        879               2.26
                              08-30-07       1310               2.27
                              08-31-07        150               2.27
                              09-07-07       2299               2.28
                              09-10-07        128               2.27


---------------------
**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on OTC.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to the Issuer.
         -------------

         None.

Item 7.  Materials to be Filed as Exhibits.
------   ---------------------------------

         None.

Signature
---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     September 14, 2007              Loeb Partners Corporation


                                     By: /s/ Michael S. Emanuel
                                         ----------------------
                                     Senior Vice President


     September 14, 2007              Loeb Arbitrage Fund
                                     By: Loeb Arbitrage Management, Inc., G.P.


                                     By: /s/ Michael S. Emanuel
                                         ----------------------
                                     Vice President


     September 14, 2007              Loeb Offshore Fund Ltd.


                                     By: /s/ Michael S. Emanuel
                                         ----------------------
                                     Vice President



     September 14, 2007              Loeb Arbitrage B Fund LP
                                     By: Loeb Arbitrage B Management LLC, G.P.


                                     By: /s/ Michael S. Emanuel
                                         ----------------------
                                     Vice President


     September 14, 2007              Loeb Offshore B Fund, Ltd.


                                     By: /s/ Michael S. Emanuel
                                         ----------------------
                                     Vice President